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                             August 4, 2021

       Steven W. Tholen
       Chief Financial Officer
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, TX 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 27,
2021
                                                            CIK No. 0001792849

       Dear Mr. Tholen:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Jackson A. O   Maley